Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges

	Year-to-Date Ended September 28, 2012
	($ in millions)
Earnings:
Income from continuing operations before income taxes	$847
Less: Net income from continuing operations attributable to noncontrolling interests	(3)

Income before income taxes after noncontrolling interests	$844
Add:
Interest expense	148
Amortization of debt expense	4
Interest component of rent expense	40

Earnings	$1,036

Fixed charges:
Interest expense	148
Amortization of debt expense	4
Interest component of rent expense	40

Fixed charges	$192

Ratio of earnings to fixed charges	5.4	x